SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                        Commission File Number: 1-14557

                          NOTIFICATION OF LATE FILING


  (Check One): [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q

               [ ] Form N-SAR


For Period Ended: September 29, 2001

[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K


For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant: U.S. Industries, Inc.

Former name, if applicable:

Address of principal executive office (Street and number):
                  101 Wood Avenue South

City, State and Zip Code:  Iselin, New Jersey 08830


                        PART II. RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or the transition report portion thereof could not be filed within the prescribed time period.

     U.S. Industries, Inc. (the "Company") seeks relief pursuant to Rule 12b-25 to file a late Annual Report on Form 10-K. The Form 10-K for the year ended September 29, 2001 could not be filed without unreasonable effort or expense and the subject Annual Report will be filed on or before the fifteenth calendar day (or the first business day thereafter) following the prescribed due date of December 28, 2001.

     The Company's Annual Report on Form 10-K could not be filed within the prescribed period as a result of a recent event which will impact its reporting of Continuing Operations. On December 28, 2001, the Board of Directors approved a Disposal Plan for five of the Company's businesses, Ames True Temper, Selkirk, Lighting Corporation of America, Spear and Jackson PLC, and SiTeco (collectively the "Non-Core Assets"). In connection with such Plan, the Company expects to report a non-cash charge of $232.6 million which is equal to the difference between the historical net carrying value and the net realizable value of the Non-Core Assets. The Non-Core Assets generated approximately 55% of the Company's sales for fiscal 2001. Accordingly, the Company will update its results from Continuing Operations for the last five fiscal years.

     The Company will delay its filing to update prior years' results and to provide full and complete disclosure in the Annual Report on Form 10-K for the year ended September 29, 2001.


                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Allan D. Weingarten            (732) 767-0700
         Senior Vice President, Chief Financial Officer

       (Name)          (Area code)      (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).

                         [X] Yes             [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes             [ ] No


The Company expects to report sales from continuing operations of $1.1 billion, compared to $1.7 billion in the prior year, excluding sales of $1.4 billion in both fiscal 2001 and 2000 related to the Non-Core Assets and a loss from continuing operations for fiscal 2001 of $3.1 million, or $0.04 per diluted share, (excluding $176.7 million in after-tax non-recurring charges and credits, principally goodwill impairment charges) compared to income of $59.2 million, or $0.71 per diluted share, (excluding $20.5 million of after-tax non-recurring charges.) Including non-

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recurring charges and credits, the loss from continuing operations was $179.8 million or $2.43 per diluted share in fiscal 2001, compared to income of $38.7 million, or $0.47 per diluted share in fiscal 2000.

The net loss, including non-recurring charges and credits, was $524.6 million or $7.09 per diluted share for fiscal 2001, compared to net income of $35.6 million or $0.43 per diluted share in fiscal 2000. Results for fiscal 2001 include the estimated net loss on the disposals and in 2001 and 2002 the related operating results of the discontinued operations of the Non-Core Assets included in the Disposal Plan.

In connection with the Disposal Plan, the Company will report a non-cash charge of $232.6 million, which is equal to the difference between the historical net carrying value and the estimated net realizable value of the Non-Core Assets, and reflect the net assets of the Non-Core Assets as Net Assets Held for Disposition. The results of the Non-Core Assets will not be reflected in continuing operations of the Company.

Following the completion of its Disposal Plan, U.S. Industries will own several major businesses selling branded bath and plumbing products and along with consumer vacuum cleaner company. The Company's principal brands will include Jacuzzi, Zurn, Sundance Spas, Eljer, and Rainbow Vacuum Cleaners.

The sale of the Ames True Temper business is expected to yield proceeds of approximately $165 million. The net proceeds from this transaction, which is now anticipated to close in early January, subject to completion of financing and other customary closing conditions, will be used, pursuant to the Waiver and Consent described below, to restore the Unfunded Commitment used to satisfy the remaining December 31, 2001 Credit Facility amortization of approximately $58.0 million. The Company has received a Waiver and Consent from the Lenders under the Credit Facility whereby a payment in the amount of the unpaid amortization was be made by a permanent reduction of the Unfunded Commitments under the Facility. Upon the closing of the Ames True Temper sale, the Company will be allowed to retain proceeds in the identical amount of the unpaid amortization paid for by the permanent reduction. The remaining net proceeds, subject to post-closing adjustments, will be used to permanently reduce outstanding debt under the Credit Facility and approximately $40.0 million will be deposited in a cash collateral account for the benefit of the holders of the Company's Senior Notes due 2003 and 2006. The Company continues to actively pursue its Disposal Plan and also intends to seek a refinancing of its bank debt. However, there can be no assurance when or whether the Company will consummate any of the proposed transactions. If the Company is unable to consummate asset disposals or refinancing in time to meet scheduled amortizations, the Company expects to seek a further restructuring of its credit facilities. While the Company believes it should be possible to implement such a further restructuring, there can be no assurance at this time that it will be able to do so. As a result of such uncertainties, the Company's independent auditor has advised the Company that it may be necessary to include a qualification in its report on the fiscal 2001 financial statements with respect to the ability of the Company to continue as a going concern.

Disclosure Concerning Forward-Looking Statements
------------------------------------------------

Any forward-looking statements made in this filing represent management's best judgment as to what may occur in the future. Various economic and competitive factors could cause actual results to differ materially from those discussed in such forward-looking statements, including some factors which will be outside of the control of the Company, such as availability of acquisition financing for purchasers of businesses under the Company's disposal plan, consumer spending patterns, availability of consumer and commercial credit, interest rates, currency exchange rates, inflation rates, the level of residential and commercial construction, and the cost of raw materials, along with other specific factors with respect to the Company's businesses as set forth in the Company's reports and other documents filed with the Securities and Exchange Commission.


                       U.S. Industries, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date December 31, 2001                       By /s/ Allan D. Weingarten.
                                                --------------------------------
                                                Senior Vice President and
                                                Chief Financial Officer


Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).